 Exhibit 99.1

Telesat Reports Results for the Quarter

Ended September 30, 2017

OTTAWA, CANADA, November 2, 2017 - Telesat Canada (“Telesat”) today announced its financial results for the three and nine-month periods ended September 30, 2017. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended September 30, 2017, Telesat reported consolidated revenues of $214 million, a decline of 4% ($10 million) from the same period in 2016. The U.S. dollar was approximately 3% weaker on average against the Canadian dollar than it was during the third quarter of 2016. After adjusting for the impact of changes in foreign exchange rates, revenue decreased by 3% ($7 million) compared to the same period in 2016.

Operating expenses of $42 million for the quarter were 5% ($2 million) higher than the same period in 2016, or 6% ($3 million) higher after adjusting for the impact of changes in foreign exchange rates. Adjusted EBITDA1 for the quarter was $174 million, a decrease of 6% ($12 million) compared to the same period in 2016 and a decrease of 5% ($9 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 for the third quarter of 2017 was 81.3%, as compared to 83.0% in the same period in 2016.

Telesat’s net income for the quarter was $197 million compared to net income of $15 million for the quarter ended September 30, 2016. The $182 million difference was the result of a higher non-cash gain on foreign exchange, arising principally from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars, and favorable changes in the fair value of financial instruments in the third quarter of 2017.

For the nine-month period ended September 30, 2017, revenue was $675 million, a decrease of 2% ($16 million) compared to the same period in 2016. Operating expenses were $141 million, an increase of 9% ($12 million) from the first nine months of 2016. The increase in operating expenses was due to compensation expense associated with certain payments to option holders made in connection with the cash distribution to shareholders in the first quarter of 2017. Adjusted EBITDA1 was $550 million, a decrease of 3% ($18 million). The Adjusted EBITDA margin1 for the first nine months of 2017 was 81.5%, compared to 82.3% in the same period in 2016.

For the nine-month period ended September 30, 2017, net income was $433 million, compared to net income of $314 million for the same period in 2016. The increase in net income for the first nine months of the year was principally the result of higher gains on foreign exchange in the first nine months of 2017, arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars, and from favorable changes in the fair value of financial instruments.

“I am pleased with our performance for the quarter,” commented Dan Goldberg, Telesat’s President and CEO. “Although revenue and Adjusted EBITDA1 were lower relative to the same period last year, fleet utilization and contractual backlog improved slightly compared to the second quarter of this year, which shows a favorable level of business activity.  In this regard, we closed a significant pre-launch, fifteen-year contract with our longstanding customer Bell Canada for nearly all of the high throughput capacity serving northern Canada on the Telstar 19 VANTAGE satellite.  Looking ahead, we remain focused on increasing the utilization of our available in-orbit capacity, maintaining our operating discipline and executing on our key growth initiatives, including the launch later this year of the first of our Low Earth Orbit satellites and the construction of Telstar 19 VANTAGE and Telstar 18 VANTAGE for launch in 2018.”

Business Highlights

●	At September 30, 2017:

o	Telesat had contracted backlog[2] for future services of approximately $4.0 billion.

o	Fleet utilization was 95% for Telesat’s North American fleet and 67% for Telesat’s international fleet.

●	In September 2017, Telesat announced that Bell Canada has signed a 15-year contract for substantially all of the HTS spot beam capacity over northern Canada on Telesat’s new Telstar 19 VANTAGE satellite. Bell Canada subsidiary Northwestel will use the capacity to dramatically enhance broadband connectivity for communities in Nunavut, Canada’s northernmost territory.

Telesat’s report on Form 6-K for the quarter ended September 30, 2017, has been filed with the United States Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call on Thursday, November 2, 2017, at 10:30 a.m. ET to discuss its financial results for the three and nine-month periods ended September 30, 2017. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Prior to the commencement of the call, Telesat will post a news release containing its financial results on its website (www.telesat.com) under the tab “News & Events” and the heading “News”.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (800) 377-0758. Callers outside of North America should dial +1 (416) 340-2218. The conference reference number is 4264742. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on November 2, 2017, until 11:59 p.m. ET on November 16, 2017. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 8947869 followed by the number sign (#).

All Adjusted EBITDA, Adjusted EBITDA margins and backlog measures included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling Adjusted EBITDA and the Adjusted EBITDA margins to the most comparable IFRS financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “looking ahead”, “increasing”, “executing”, and “maintaining”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 15 satellites, the Canadian payload on ViaSat-1, and two new satellites under construction. An additional two satellites are under construction for launch into low earth orbit (LEO) as part of Telesat’s plans to deploy an advanced, global LEO satellite constellation offering low latency, high throughput broadband services. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336; ir@telesat.com

Telesat Canada

(Formerly Telesat Holdings Inc.)

Unaudited Interim Condensed Consolidated Statements of Income

For the periods ended September 30

	Three months		Nine months
(in thousands of Canadian dollars)	2017	2016	2017	2016
Revenue	$214,352	$224,172	$675,003	$690,791
Operating expenses	(41,644)	(39,599)	(140,822)	(128,748)
	172,708	184,573	534,181	562,043
Depreciation	(54,698)	(56,193)	(166,949)	(168,671)
Amortization	(6,578)	(6,963)	(19,750)	(20,723)
Other operating losses, net	(267)	(6)	(288)	(2,553)
Operating income	111,165	121,411	347,194	370,096
Interest expense	(48,463)	(46,289)	(148,661)	(143,354)
Interest and other income	1,594	1,988	454	4,362
Gain (loss) on changes in fair value of financial instruments	24,625	4,222	38,930	(20,075)
Gain (loss) on foreign exchange	131,637	(47,063)	251,230	161,436
Income before tax	220,558	34,269	489,147	372,465
Tax expense	(23,527)	(19,483)	(56,499)	(58,584)
Net income	$197,031	$14,786	$432,648	$313,881

Telesat Canada

(Formerly Telesat Holdings Inc.)

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	September 30, 2017	December 31, 2016

Assets
Cash and cash equivalents	$400,962	$782,406
Trade and other receivables	46,186	55,639
Other current financial assets	2,375	2,548
Prepaid expenses and other current assets	12,897	61,107
Total current assets	462,420	901,700
Satellites, property and other equipment	1,816,950	1,915,411
Deferred tax assets	3,978	2,844
Other long-term financial assets	64,532	35,687
Other long-term assets	3,248	3,815
Intangible assets	816,985	832,512
Goodwill	2,446,603	2,446,603
Total assets	$5,614,716	$6,138,572

Liabilities
Trade and other payables	$24,367	$44,107
Other current financial liabilities	40,365	58,992
Other current liabilities	78,576	80,448
Current indebtedness	14,068	21,931
Total current liabilities	157,376	205,478
Long-term indebtedness	3,504,062	3,829,707
Deferred tax liabilities	453,239	471,233
Other long-term financial liabilities	64,723	81,252
Other long-term liabilities	361,539	356,861
Total liabilities	4,540,939	4,944,531

Shareholders’ Equity
Share capital	152,682	658,735
Accumulated earnings	900,511	467,863
Reserves	20,584	67,443
Total shareholders’ equity	1,073,777	1,194,041
Total liabilities and shareholders’ equity	$5,614,716	$6,138,572

Telesat Canada

(Formerly Telesat Holdings Inc.)

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30

(in thousands of Canadian dollars)	2017	2016

Cash flows from operating activities
Net income	$432,648	$313,881
Adjustments to reconcile net income to cash flows from operating activities
Depreciation	166,949	168,671
Amortization	19,750	20,723
Tax expense	56,499	58,584
Interest expense	148,661	143,354
Interest income	(4,243)	(4,952)
Gain on foreign exchange	(251,230)	(161,436)
(Gain) loss on changes in fair value of financial instruments	(38,930)	20,075
Share-based compensation	2,474	4,881
Loss on disposal of assets	288	2,553
Other	(34,567)	(27,935)
Income taxes paid, net of income taxes received	(32,833)	(93,158)
Interest paid, net of capitalized interest and interest received	(135,675)	(101,166)
Repurchase of stock options	—	(24,658)
Operating assets and liabilities	47,227	96,709
Net cash from operating activities	377,018	416,126

Cash flows used in investing activities
Satellite programs, including capitalized interest	(118,951)	(166,385)
Purchase of property and other equipment	(8,154)	(4,986)
Purchase of intangible assets	(15,825)	(42,099)
Net cash used in investing activities	(142,930)	(213,470)

Cash flows used in financing activities
Repayment of indebtedness	(23,805)	(74,643)
Payment of debt issue costs	(42,867)	—
Return of capital to shareholders	(506,135)	—
Capital lease payments	(22)	(22)
Satellite performance incentive payments	(6,213)	(7,424)
Proceeds from exercise of stock options	77	—
Settlement of derivatives	215	(55)
Net cash used in financing activities	(578,750)	(82,144)

Effect of changes in exchange rates on cash and cash equivalents	(36,782)	(20,912)

(Decrease) increase in cash and cash equivalents	(381,444)	99,600
Cash and cash equivalents, beginning of period	782,406	690,726
Cash and cash equivalents, end of period	$400,962	$790,326

Telesat’s Adjusted EBITDA margin(1)

	Three months ended September 30,		Nine months ended September 30,
(in thousands of Canadian dollars) (unaudited)	2017	2016	2017	2016
Net income	$197,031	$14,786	$432,648	$313,881
Tax expense	23,527	19,483	56,499	58,584
(Gain) loss on changes in fair value of financial instruments	(24,625)	(4,222)	(38,930)	20,075
(Gain) loss on foreign exchange	(131,637)	47,063	(251,230)	(161,436)
Interest and other income	(1,594)	(1,988)	(454)	(4,362)
Interest expense	48,463	46,289	148,661	143,354
Depreciation	54,698	56,193	166,949	168,671
Amortization	6,578	6,963	19,750	20,723
Other operating losses, net	267	6	288	2,553
Non-recurring compensation expenses(3)	727	18	13,437	1,320
Non-cash expense related to share-based compensation	785	1,557	2,474	4,881
Adjusted EBITDA	$174,220	$186,148	$550,092	$568,244

Revenue	$214,352	$224,172	$675,003	$690,791
Adjusted EBITDA Margin	81.3%	83.0%	81.5%	82.3%

End Notes

1        The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2       Contracted revenue backlog (‘‘backlog’’) represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity. Backlog is not a presentation made in accordance with IFRS. The presentation of backlog is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of backlog. Telesat believes the disclosure of the recognition of backlog provides information that is useful to an investor’s understanding of its expected known revenue recognition.

3       Includes severance payments and special compensation and benefits for executives and employees.